Exhibit 99.10
Supply Agreement

(Unofficial English Translation)

Contract No. X-DM20110103
Place of execution: Pindingshan
Date of execution: January 3, 2011

Seller: Baofeng Hongchang Coal Co., Ltd.
Buyer: Wuhan Tieying Commerce Co., Ltd.

I. Purchase Order
					Amount of Purchase (metric tons)
Name of Receiver	Departure Station	Arrival Station	Goods	Specification	Yearly Total Purchase	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Wuhan Tieying Commerce Co., Ltd.	East Pingdingshan	Hanyang	Thermal Coal	Thermal Value (Kcal/kg) ≥ 4500 Volatility ≥14 Sulfur ≤ 0.6	120,000	30,000	30,000	30,000	30,000

II. The price of the goods shall be RMB 500 per metric ton, subject to further negotiation between the parties according to the market price at the time of delivery.

III. A difference of 0.8 metric tons per truckload from the order amount shall be allowed without requiring additional payment or refund. Any difference of more than 0.8 metric tons per truckload from the order amount shall be resolved by additional payment or refund based on the actual amount delivered.

IV. Seller shall not deliver the goods until Buyer completes a sample inspection and gives permission to Seller to deliver.

V. Buyer shall pay for the goods when the goods are loaded and ready for delivery.

VI. Any unsettled matter under this Agreement shall be resolved through consultation between the parties. This Agreement is effective through December 31, 2011.

Seller: Henan Province Pindingshan Coal and Coking Co., Ltd. [corporate seal]
Buyer: Wuhan Tieying Commerce Co., Ltd. [corporate seal]